Marcum llp / 730 Third Avenue  /  11th Floor  /  New York, NY 10017  /  Phone 212.485.5500 / marcumllp.com June 12, 2025 British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Ontario Securities Commission Autorité Des Marchés Financiers New Brunswick Financial and Consumer Services Commission Nova Scotia Securities Commission Prince Edward Island Office of the Superintendent of Securities Superintendent of Securities (Newfoundland and Labrador) Re: Cresco Labs Inc. (the “Company”) Dear Sir/Madam: As required by National Instrument 51-102, we have reviewed the information contained in the Company’s Notice of Change in Auditors dated June 12, 2025. Based on our knowledge of such information at this date, we agree with the statements set out in the Notice that pertains to our firm. Very truly yours, /gcp S:\BUSINESS\Word_Processing\Common\Finalized\Cresco Labs\2025\Letters\208761 Change of Accountants Letter 06.12.25.docx Exhibit 99.2